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Exhibit 1

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	June 30 2009	December 31 2008

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$61,222	$43,068
Concentrate awaiting settlement – Note 4	114	43,051
Taxes recoverable	600	638
Inventories – Note 5	19,559	16,590
Other assets – Note 6	1,841	3,193

	83,336	106,540
Mining interests	70,049	31,640
Mine restoration deposit	10,500	8,724

	$163,885	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,336	$13,996
Current portion of obligations under capital leases	1,424	1,992
Senior credit facility – Note 7	1,000	4,430

	9,760	20,418
Mine restoration obligation	11,181	8,455
Obligations under capital leases	571	1,130

	21,512	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 8	518,853	485,386
Stock options	3,769	2,305
Contributed surplus	12,336	12,336
Deficit	(392,585)	(383,126)

Total shareholders' equity	142,373	116,901

	$163,885	$146,904

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations,
Comprehensive Income (Loss) and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Revenue – before pricing adjustments	$–	$52,403	$–	$103,455
Pricing adjustments:
Commodities	354	581	4,372	15,759
Foreign exchange	(1,568)	(743)	(556)	3,815

Revenue – after pricing adjustments – Note 9	(1,214)	52,241	3,816	123,029

Operating expenses
Care and maintenance costs	3,050	–	6,266	–
Production costs	–	30,729	–	61,329
Inventory pricing adjustment – Note 5	(307)	–	(2,995)	(144)
Smelter treatment, refining and freight costs	12	6,132	78	11,542
Amortization	52	10,752	102	19,914
Insurance recovery	–	(13,800)	–	(13,800)
Loss on disposal of equipment	–	363	–	1,058
Asset retirement costs	95	157	189	308

Total operating expenses	2,902	34,333	3,640	80,207

Income (loss) from mining operations	(4,116)	17,908	176	42,822

Other expenses
General and administration	2,222	1,649	4,269	2,006
Exploration	3,916	7,115	6,324	14,169
Interest and other costs (income) – Note 10	(1,200)	1,275	(1,340)	2,904
Foreign exchange loss (gain)	752	(1,137)	382	(223)

Total other expenses	5,690	8,902	9,635	18,856

Income (loss) before taxes	(9,806)	9,006	(9,459)	23,966
Income and mining tax expense (recovery)	–	(1,381)	–	984

Net income (loss) and comprehensive income (loss) for the period	(9,806)	10,387	(9,459)	22,982
Deficit, beginning of period	(382,779)	(209,852)	(383,126)	(222,447)

Deficit, end of period	$(392,585)	$(199,465)	$(392,585)	$(199,465)

Net income (loss) per share
Basic	$(0.11)	$0.13	$(0.11)	$0.28

Diluted	$(0.11)	$0.13	$(0.11)	$0.28

Weighted average number of shares outstanding
Basic	92,736,944	82,100,127	89,760,259	80,927,966

Weighted average number of shares outstanding
Diluted	92,736,944	82,992,583	89,760,259	83,067,864

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash provided by (used in)
Operations
Net income (loss) for the period	$(9,806)	$10,387	$(9,459)	$22,982
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	1,054	–	2,885
Amortization	52	10,544	102	20,633
Amortization of deferred financing costs	9	59	18	163
Accrued interest and accretion on convertible debentures	(359)	–	(359)	–
Interest on convertible notes settled in shares	–	341	–	597
Accrued interest on mine restoration deposit	(3)	(11)	(7)	(84)
Unrealized foreign exchange loss (gain)	1,982	(4,920)	836	(8,100)
Unrealized commodity price adjustment	(1,864)	1,074	(7,923)	(15,859)
Asset retirement costs	95	157	189	308
Future income tax recovery (expense)	–	(1,561)	–	804
Stock based compensation and employee benefits	357	574	780	827
Loss on disposal of equipment	–	363	–	1,058

	(9,537)	18,061	(15,823)	26,214
Changes in non-cash working capital – Note 11	20,986	(12,231)	41,736	(10,284)

	11,449	5,830	25,913	15,930

Financing Activities
Issuance of common shares and warrants, net of issue costs	–	(29)	–	10,475
Repayment of senior credit facilities	(1,667)	(1,518)	(3,426)	(3,036)
Repayment of obligations under capital leases	(512)	(431)	(1,090)	(853)
Mine restoration deposit	–	–	–	(266)

	(2,179)	(1,978)	(4,516)	6,320

Investing Activities
Investment and advances to Cadiscor Resources Inc.	6,365	–	(1,135)	–
Additions to mining interests	(1,898)	(13,496)	(2,108)	(24,525)
Proceeds on disposal of mining interests	–	217	–	217

	4,467	(13,279)	(3,243)	(24,308)

Increase (decrease) in cash and cash equivalents	13,737	(9,427)	18,154	(2,058)
Cash and cash equivalents, beginning of period	47,485	81,975	43,068	74,606

Cash and cash equivalents, end of period	$61,222	$72,548	$61,222	$72,548

Cash and cash equivalents consisting of:
Cash	$40,765	$2,467	$40,765	$2,467
Short-term investments	20,457	70,081	20,457	70,081

	$61,222	$72,548	$61,222	$72,548

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
Pursuant to acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Warrants issued:
Pursuant to acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Stock options issued:
Pursuant to acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock-based compensation expense	170,225	330	–	450	–	–	–	–	780
Net loss and comprehensive loss for the three months ended June 30, 2009	–	–	–	–	–	–	–	(9,459)	(9,459)

Balance, June 30, 2009	103,745,969	$503,593	$–	$3,769	$15,260	$–	$12,336	$(392,585)	$142,373

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	4,006,114	20,359	–	–	–	(4,102)	4,102	–	20,359
For interest payments on convertible notes payable	129,643	597	–	–	–	–	–	–	597
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	130,831	651	–	177	–	–	–	–	828
Net income and comprehensive income for the six months ended June 30, 2008	–	–	–	–	–	–	–	22,982	22,982

Balance, June 30, 2008	82,837,258	$460,524	$–	$1,850	$14,092	$1,942	$10,394	$(199,465)	$289,337
Common shares issued/issuable:
For principal repayments on convertible notes payable	2,105,755	7,911	2,062	–	–	(1,942)	1,942	–	9,973
For interest payments on convertible notes payable	35,542	117	18	–	–	–	–	–	135
Stock-based compensation expense	180,420	662	–	455	–	–	–	–	1,117
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(183,661)	(183,661)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
 for the six months ended June 30, 2009
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a diversified precious metals company that owns multiple mines and minerals properties in mining friendly jurisdictions. Its principal asset is the Lac des Iles ("LDI") palladium mine, located in the Thunder Bay District in Ontario, which commenced operations in 1993. NAP's other significant asset is the Sleeping Giant gold mine located in the Abitibi region in Quebec, Canada, which is scheduled to commence production in the fourth quarter of this year.

The Company's financial position and operating results at the LDI mine are directly affected by the market price of palladium in relation to the Company's production costs. The prices of palladium and by-product metals (platinum, gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its LDI mine on care and maintenance effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

The LDI mine consists of an open pit mine, an underground mine and two processing plants (one of which was decommissioned in June 2001). The primary deposits on the property are the Roby Zone and the Offset High Grade Zone ("Offset Zone"). The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, an underground mine went into commercial production to access a higher grade portion of the Roby Zone.

The Offset Zone located on the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. ("RPA") in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.

The Company is currently conducting an advanced preliminary economic assessment expected to be completed in the fourth quarter of this year. The advanced preliminary economic assessment will take into account a resource update to be prepared by Scott Wilson Roscoe Postle Associates Inc. ("RPA") that will include the results of drilling completed in the first half of 2009. We expect this resource update to be available early in the fourth quarter of 2009. A further resource update is scheduled for March 2010, which will incorporate all of the second half 2009 drill results. We expect that resource update to be available early in the second quarter of 2010.

In addition to mining, development and exploration activities around the LDI property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified.

The Company's Quebec based holdings consist of the Sleeping Giant mine, Discovery project, and the Flordin and Cameron Shear Properties. The Company is working on the restart of the Sleeping Giant gold mine and plans exploration on five projects in 2009.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2008, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2008.

Adoption of New Accounting Standards

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. The adoption of this standard did not have a material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Future Accounting Standards

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net (loss) earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company's consolidated financial statements prior to such acquisitions.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements, and provide the Canadian equivalent to International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly if the impairment imposed needs to be reassessed.

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

On transition, management must apply the mandatory exemptions and make the determination as to which elective exemptions will be made under IFRS 1. The Company has initiated a preliminary review of IFRS standards, including the optional exemptions which may be elected by the company under IFRS 1, the transitional standard addressing initial adoption of IFRS. Based upon these reviews, the Company will further refine its scoping plan and initial project timeline. However, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

3.  ACQUISITION OF CADISCOR RESOURCES INC.

On March 31, 2009 the Company announced that they had entered into a definitive agreement pursuant to which the Company would acquire, by way of a plan of arrangement, all of the outstanding common shares of Cadiscor in an all-equity transaction. Coincident with the signing of the definitive agreement, the Company advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant mine in Quebec back into production. Both debentures have a term of 18 months and are secured by a first charge on Cadiscor's assets.

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to the convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

The following table summarizes the estimated preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559

8,688
Mining interests	36,740
Mine restoration deposit	1,769

$47,197

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,732
Current portion of obligation under capital lease	7

1,739
Mine restoration obligation	2,537
Long-term debt	11,066
Obligation under capital lease	27

$15,369

Net assets acquired	$31,828

TOTAL PURCHASE CONSIDERATION
Common share capital	$27,325
Stock options	1,014
Purchase warrants	1,168
Convertible rights on convertible debenture	1,437
Transaction costs	884

Total purchase price	$31,828

4.  CONCENTRATE AWAITING SETTLEMENT

The gross value of concentrate awaiting settlement represents the value of all by-product metals from production shipped to and received by the third-party smelters prior to October 2008.

All of the concentrate awaiting settlement is due from one domestic customer at June 30, 2009 (2008 – two domestic customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

5.  INVENTORIES

Inventories consist of the following:

	June 30 2009	December 31 2008

Supplies	$12,337	$12,363
Crushed and broken ore stockpiles	7,222	4,227

	$19,559	$16,590

Supplies inventory of $225 (2008 – $9,791) were expensed during the three months ended June 30, 2009 and $981 during the six months ended June 30, 2009 (2008 – $19,314).

The Company recognized writedowns of obsolete supplies inventories of $nil (2008 – $nil) during the three months ended June 30, 2009 and $nil during the six months ended June 30, 2009 (2008 – $80).

The Company recognized write-ups of concentrate inventory of $nil (2008 – $nil) during the three months ended June 30, 2009 and $nil during the six months ended June 30, 2009 (2008 – $144).

The Company recognized write-ups of crushed and broken ore stockpiles of $307 (2008 – $nil) due to increasing commodity prices partially offset by the strengthening of the Canadian dollar during the three months ended June 30, 2009 and $2,995 during the six months ended June 30, 2009 (2008 – $nil).

6.  OTHER ASSETS

Other assets consist of the following:

	June 30 2009	December 31 2008

Investments	$432	$850
Prepaids	555	839
GST recoverable	402	1,475
Other	452	29

	$1,841	$3,193

For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the company has elected to classify the instruments as held-for-trading for accounting purposes. Such investments are stated at fair value based on the closing market price of the companies' common stock on the last trading day on or before the Company's reporting date. Any gain or loss in the value of the investments is recognized in the income statement at each reporting date.

Investments in derivative instruments, consisting of warrants and options, are adjusted to fair value at each reporting date using the Black-Scholes option pricing model. Any resultant gain or loss is recognized in the income statement at each reporting date. For each of the various instruments, the inputs to the Black-Scholes models include the closing price of the issuers' common stock on the last trading day in the Company's reporting period, the exercise price of the instrument, the historical volatility for the issuers' common stock, and the expected life of the derivative instrument.

7.  SENIOR CREDIT FACILITY

The Company's senior credit facility is comprised of a Canadian dollar loan facility with an equipment finance company in the amount of $1,000. The interest rate under the Canadian dollar loan facility is Canadian LIBOR plus 2.50%, or 2.82% at June 30, 2009 (4.96% – June 30, 2008). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the facility, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

8.  SHAREHOLDERS' EQUITY

(a)
Authorized Capital Stock

  The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants

  The changes in issued common share purchase warrants for the quarter-end are summarized below:

	June 30 2009		December 31 2008
	Shares	Amount	Shares	Amount

Balance beginning of period	13,489,898	$14,092	12,089,998	$13,193
Issued pursuant to unit offering, net of issue costs	–	–	1,400,000	899
Issued pursuant to acquisition of Cadiscor	1,445,997	1,168	–	–
Warrants exercised	–	–	(100)	–

Balance, end of period	14,935,895	$15,260	13,489,898	$14,092

  In connection with the issue of the convertible notes in 2006, warrants to purchase 2,756,665 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,805,016	US$10.73	March 29, 2010
951,649	US$7.85	June 23, 2010

  In connection with the issue offering on December 13, 2007, and the subsequent over-allotment issued on January 9, 2008, warrants to purchase 10,733,233 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the acquisition of Cadiscor, all of Cadiscor's outstanding warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. The warrants issued and outstanding are as follows:

Number of Warrants	Exercise Price	Expiry Date

971,998	$2.12	March 1, 2010
330,000	$2.12	December 31, 2010
143,999	$1.67	March 1, 2010

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	June 30 2009
	Shares	Weighted-Average Exercise Price

Outstanding, beginning of year	1,461,100	$5.10
Issued pursuant to acquisition of Cadiscor	917,400	2.42
Cancelled	(30,600)	7.88

Outstanding, end of period	2,347,900	$4.02

Options exercisable at end of period	1,318,067	$4.46

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  The Company has an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which determines after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

  As at June 30, 2009, 375,086 (December 31, 2008 – 5,002) restricted share units have been granted and are outstanding at an aggregate value of $456 (December 31, 2008 – $9).

9.  REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2009
Three months ended June 30
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	354	351	27	(25)	–	–	1
Foreign exchange	(1,568)	(953)	(318)	(283)	–	–	(14)

Revenue – after pricing adjustments	$(1,214)	$(602)	$(291)	$(308)	$–	$–	$(13)

2008
Three months ended June 30
Revenue – before pricing adjustments	$52,403	$26,038	$8,865	$3,868	$8,102	$4,688	$842
Pricing adjustments:
Commodities	581	2,743	343	56	(2,578)	146	(129)
Foreign exchange	(743)	(393)	(155)	(57)	(114)	(17)	(7)

Revenue – after pricing adjustments	$52,241	$28,388	$9,053	$3,867	$5,410	$4,817	$706

2009
Six months ended June 30
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	4,372	2,977	1,139	204	(58)	132	(22)
Foreign exchange	(556)	(428)	(129)	(90)	63	29	(1)

Revenue – after pricing adjustments	$3,816	$2,549	$1,010	$114	$5	$161	$(23)

2008
Six months ended June 30
Revenue – before pricing adjustments	$103,455	$51,017	$17,430	$7,418	$17,104	$8,713	$1,773
Pricing adjustments:
Commodities	15,759	10,832	4,578	756	(1,593)	942	244
Foreign exchange	3,815	2,330	637	294	342	174	38

Revenue – after pricing adjustments	$123,029	$64,179	$22,645	$8,468	$15,853	$9,829	$2,055

10.  INTEREST AND OTHER COSTS (INCOME)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Interest on convertible notes payable	$–	$216	$–	$568
Accretion expense relating to convertible notes payable	–	1,054	–	2,885
Interest on senior credit facilities	19	125	56	293
Interest on capital leases	28	70	53	158
Investment income	(597)	384	(483)	407
Deferred financing costs	9	59	18	163

	(541)	1,908	(356)	4,474
Interest income	(659)	(633)	(984)	(1,570)

	$(1,200)	$1,275	$(1,340)	$2,904

11.  STATEMENT OF CASH FLOWS

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash provided by (used in):
Concentrate awaiting settlement	$19,232	$2,533	$46,744	$5,551
Inventories and stockpiles	257	553	446	(68)
Other assets	1,473	(14,965)	2,103	(14,897)
Accounts payable and accrued liabilities	(222)	(477)	(8,056)	347
Taxes recoverable	246	125	499	(1,217)

	$20,986	$(12,231)	$41,736	$(10,284)

12.  SEGMENT INFORMATON

The Company is Canadian-based and is in the business of exploring and mining Platinum Group Metals ("PGMs"), gold and certain base metals. Its operations are organized into three reportable segments: LDI mine, Sleeping Giant mine, and corporate and other. The two mines include activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's revenue by significant product type is disclosed in Note 9. The Company's segments are summarized in the following table.

As at and during the three and six months ended June 30, 2009, segmented information is presented as follows:

	As at June 30, 2009				As at June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Cash and cash equivalents	$1,261	$5,758	$54,203	$61,222	$1,881	$–	$70,667	$72,548
Concentrate awaiting settlement	114	–	–	114	98,257	–	–	98,257
Inventories	19,100	459	–	19,559	22,614	–	–	22,614
Other current assets	639	717	1,085	2,441	17,351	–	1,388	18,739
Mining interests	31,559	38,448	42	70,049	120,004	–	34	120,038
Other non-current assets	8,404	1,769	327	10,500	8,745	–	266	9,011

Total assets*	$61,077	$47,151	$55,657	$163,885	$268,852	$–	$72,355	$341,207

*
Total assets do not reflect intercompany balances, which have been eliminated on consolidation
	Three months ended June 30, 2009				Three months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$(1,214)	$–	$–	$(1,214)	$52,241	$–	$–	$52,241
Amortization	51	1	–	52	10,749	–	3	10,752
Operating expenses	2,850	–	–	2,850	23,581	–	–	23,581
Income (loss) from mining operations	(4,115)	(1)	–	(4,116)	17,911	–	(3)	17,908
Other expenses
General and administration	138	110	1,974	2,222	21	–	1,628	1,649
Exploration	3,735	143	38	3,916	900	–	6,215	7,115
Other	796	(3)	(1,241)	(448)	257	–	(119)	138
Income (loss) before taxes	(8,784)	(251)	(771)	(9,806)	16,733	–	(7,727)	9,006
Income and mining tax recovery	–	–	–	–	71	–	(1,452)	(1,381)

Net income (loss) and comprehensive income (loss) for the period	$(8,784)	$(251)	$(771)	$(9,806)	$16,662	$–	$(6,275)	$10,387

	Six months ended June 30, 2009				Six months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$3,816	$–	$–	$3,816	$123,029	$–	$–	$123,029
Amortization	101	1	–	102	19,908	–	6	19,914
Operating expenses	3,538	–	–	3,538	60,293	–	–	60,293
Income (loss) from mining operations	177	(1)	–	176	42,828	–	(6)	42,822
Other expenses
General and administration	284	110	3,875	4,269	(971)	–	2,977	2,006
Exploration	6,084	143	97	6,324	1,526	–	12,643	14,169
Other	457	(3)	(1,412)	(958)	668	–	2,013	2,681
Income (loss) before taxes	(6,648)	(251)	(2,560)	(9,459)	41,605	–	(17,639)	23,966
Income and mining tax expense (recovery)	–	–	–	–	2,436	–	(1,452)	984

Net income (loss) and comprehensive income (loss) for the period	$(6,648)	$(251)	$(2,560)	$(9,459)	$39,169	$–	$(16,187)	$22,982

	Three months ended June 30, 2009				Three months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$177	$1,709	$12	$1,898	$13,496	$–	$–	$13,496

	Six months ended June 30, 2009				Six months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$387	$1,709	$12	$2,108	$24,525	$–	$–	$24,525

13.  COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2009.

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  Exhibit 1